Cooper & Newsome pllp
R. Casey Cooper	401 South Boston Avenue	Hillis Eskridge
P. David Newsome, Jr.	Suite 3300, Mid-Continent Tower	(1920-2006)
Andrea D. Stailey	Tulsa, Oklahoma 74103-4070

Telephone 918-592-3300 Fax 918-592-7816
June 22, 2010
Mr. Jeffrey Reidler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	First Trinity Financial Corporation Registration Statement on Form S-1 File No. 333-1630-1
Dear Mr. Riedler:
     We are responding to your comments relating to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on May 17, 2010. Filed herewith is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1. A markup of the document with changes from the May 17, 2010 version noted has been sent to your attention via overnight delivery.
     Your comment regarding the completion of the filing in our May 26, 2010 telephone conversation was that financial information in the Registration Statement on Form S-1 be updated through March 31, 2010. The updated information has been added to Pre-Effective Amendment No. 2 and the Management’s Discussion and Analysis of Financial Condition and Results of Operations has been changed accordingly.
     If your review is completed, the issuer requests that the offering become effective on Friday, June 25, 2010.
     We have responded to all of your comments. If you have additional comments based on what has been addressed or changed, please let us know.

Sincerely,
/s/ P. David Newsome, Jr.
P. David Newsome, Jr.

xc:	Laura Crotty Securities and Exchange Commission